EXHIBIT 99.2

**James Hardie Industries plc**
Europa House 2nd Floor,
Harcourt Centre
Harcourt Street, Dublin 2,
D02 WR20, Ireland

T: +353 (0) 1 411 6924
F: +353 (0) 1 479 1128

12 April 2023

The Manager
Company Announcements Office
Australian Securities Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

**Substantial Holding Notice**

As required under ASX Listing Rule 3.17.3 please see attached copy of the substantial holding notice received by James Hardie on 10 April 2023.

Regards

Aoife Rockett

Aoife Rockett
**Company Secretary**

*This announcement has been authorised for release by the Chief Financial Officer, Mr Jason Miele.*

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at Europa House 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, D02 WR20, Ireland.
**Directors:** Anne Lloyd (Chairperson, USA), Peter-John Davis (Aus), Persio Lisboa (USA), Renee Peterson (USA), Rada Rodriguez (Sweden), Suzanne B. Rowland (USA), Nigel Stein (UK), Harold Wiens (USA).
**Chief Executive Officer and Director:** Aaron Erter (USA)
**Company number**: 485719
**ARBN:** 097 829 895

## STANDARD FORM TR-1

### VOTING RIGHTS ATTACHED TO SHARES– ARTICLE 12(1) OF DIRECTIVE 2004/109/EC
### FINANCIAL INSTRUMENTS – ARTICLE 11(3) OF THE COMMISSION DIRECTIVE 2007/14/EC[i]

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached [ii]:

James Hardie Industries CDI PLC

2. Reason for the notification (please tick the appropriate box or boxes):

[X] an acquisition or disposal of voting rights

[ ] an acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

[ ] an event changing the breakdown of voting rights

3. Full name of person(s) subject to the notification obligation[iii]:

BlackRock, Inc.

4. Full name of shareholder(s) (if different from 3.)[iv]: see section 9

5. Date of the transaction and date on which the threshold is crossed or reached[v]:

6th April 2023

6. Date on which issuer notified:

10th April 2023

7. Threshold(s) that is/are crossed or reached:

Holdings for BlackRock Inc. has gone above 5%

5%

8. Notified details:

| A) Voting rights attached to Chess Depository Interests | | | | | | | |
|---|---|---|---|---|---|---|---|
| Class/type of shares (if possible using the ISIN CODE) | Situation previous to the Triggering transaction [vi] | | Resulting situation after the triggering transaction [vii] | | | | |
| | Number of Shares[viii] | Number of Voting rights[ix] | Number of shares[x] | Number of voting rights[xi] | | % of voting rights | |
| | | | Direct | Direct [xii] | Indirect[xiii] | Direct | Indirect |
| AU000000JHX1 | 21,307,566 | 21,307,566 | N/A | N/A | 21,444,605 | N/A | 4.85% |
| **SUBTOTAL A** | | | | 21,444,605 | | 4.85% | |

(based on aggregate voting rights) B) Financial Instruments Resulting situation after the triggering transactionxiv Type of financial instrument Expiration Datexv Exercise/Conversion Period/ Datexvi Number of voting rights that may be acquired if the instrument is exercised/converted % of voting rights American Depository Receipt (US47030M1062) 679,411 0.15% SUBTOTAL B (in relation to all expiration dates) 679,411 0.15% Total (A+B) number of voting rights % of voting rights 22,124,016 22,124,016 5.00%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable[xvii]:

Each of the following entities, which are wholly owned subsidiaries of BlackRock, Inc., hold the following interests in voting rights in their capacity as Investment Manager on behalf of clients:

| **Investment Manager** | **Voting Rights** | **%** |
|---|---|---|
| BlackRock Fund Advisors | 7,404,451 | 1.67% |
| BlackRock Institutional Trust Company, National Association | 5,576,042 | 1.26% |
| BlackRock Investment Management (Australia) Limited | 2,930,042 | 0.66% |
| BlackRock Advisors (UK) Limited | 2,627,736 | 0.59% |
| BlackRock Investment Management (UK) Limited | 898,981 | 0.20% |
| BlackRock Japan Co., Ltd. | 745,841 | 0.16% |
| BlackRock Investment Management, LLC | 427,473 | 0.09% |
| BlackRock Asset Management Canada Limited | 387,856 | 0.08% |
| BlackRock Advisors, LLC | 260,183 | 0.05% |
| Aperio Group, LLC | 111,519 | 0.02% |
| BlackRock Financial Management, Inc. | 62,958 | 0.01% |
| BlackRock (Singapore) Limited | 11,524 | 0.00% |

10. In case of proxy voting: [*name of the proxy holder*] will cease to hold [*number*] voting rights as of [*date*].

11. Additional information:

Done at 12 Throgmorton Avenue, London, EC2N 2DL, U.K. on 10th April 2023.